AiPEXAR
An AI Powered US Equity Adjusted Total Return Index



Monthly Performance Report - October 2022

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



— AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 10/31/2022

YTD	-22.91%
1Y	-21.80%
3Y	12.56%
5Y	34.24%
10Y	202.25%
10Y Volatility	17.69%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2022

Top 10 Holdings: As of 10/31/2022

	Index Weight(%)	Sector
APPLE INC	5.30%	Electronic Technology
MICROSOFT CORP	4.83%	Technology Services
BERKSHIRE HATHAWAY INC-CL B	2.42%	Finance
MERCK & CO. INC.	2.23%	Health Technology
AMAZON.COM INC	1.95%	Retail Trade
APPLIED MATERIALS INC	1.71%	Producer Manufacturing
JPMORGAN CHASE & CO	1.52%	Finance
TESLA INC	1.22%	Consumer Durables
JOHNSON & JOHNSON	1.15%	Health Technology
ALPHABET INC-CL A	1.07%	Technology Services
Total	**23.40%**	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
13.7%	-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2022

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
November 01, 2022

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.88%	5.27%
Consumer Services	5.22%	3.63%
Electronic Technology	14.38%	15.01%
Energy Minerals	3.86%	4.61%
Finance	15.18%	14.16%
Health Technology	12.58%	10.57%
Producer Manufacturing	5.51%	4.20%
Retail Trade	5.78%	7.22%
Technology Services	14.23%	15.91%
Transportation	2.66%	1.90%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	0.45%	0.47%
Consumer Services	0.40%	0.46%
Electronic Technology	1.44%	0.99%
Energy Minerals	0.96%	0.83%
Finance	1.40%	1.71%
Health Technology	0.95%	1.27%
Producer Manufacturing	0.60%	0.72%
Retail Trade	0.11%	0.28%
Technology Services	0.28%	0.49%
Transportation	0.15%	0.22%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

